Sproul Ventures

Profit and Loss

January - December 2022

	TOTAL
Income	
Discounts	-15,601.81
Refunds to customers	-3,435.44
Sales - Delivery Fee	4,038.33
Sales - Food	1,085.86
Sales - Desserts	421.00
Sales - Pizza	540,868.30
Sales - Sides	59,329.10
Total Sales - Food	**601,704.26**
Sales - NA Bev	4,844.50
Sales - Other	9,836.01
Sales of Product Income	96.35
Total Income	**$601,482.20**
Cost of Goods Sold	
Cash Over/Short	-1,027.42
COGS - Food	201,837.54
COGS - NA Bev	2,970.78
COGS - Paper	18,418.08
Ending Inventory	-4,706.09
Purchases	743.74
Subcontractor expenses	2,000.00
Total Cost of Goods Sold	**$220,236.63**
GROSS PROFIT	**$381,245.57**
Expenses	
Non-Operating Expenses	
Bank fees & service charges	1,319.38
Continuing education	2,100.00
Contributions to charities	307.46
Insurance	
Liability insurance	4,006.26
Worker's compensation insurance	422.75
Total Insurance	**4,429.01**
Interest expense	2,065.92
Interior Decor	860.62
Legal & accounting services	837.00
Accounting fees	5,942.18
Legal fees	2,795.72
Total Legal & accounting services	**9,574.90**

	TOTAL
Meals	92.05
Meals with clients	63.57
Other Meals	6,461.24
Travel meals	511.48
Total Meals	**7,128.34**
Office expenses	14.99
Office supplies	317.82
Printing & photocopying	828.77
Shipping & postage	2.00
Small tools and equipment	933.75
Total Office expenses	**2,097.33**
Rent	33,550.00
Vehicle Expenses	
Parking & tolls	117.00
Vehicle gas & fuel	307.59
Total Vehicle Expenses	**424.59**
Total Non-Operating Expenses	**63,857.55**
Operating Expenses	
Advertising	
Entertainment with clients	92.30
Listing fees	4,753.26
Misc. Sales and Marketing	505.94
Website ads	3,356.02
Total Advertising	**8,707.52**
Cleaning Expenses	
Cleaning Fee	28,840.49
Cleaning Supplies	1,201.47
Total Cleaning Expenses	**30,041.96**
Door Dash Delivery Fee	4,411.15
Equipment Rental	126.05
Linen	2,378.62
Merchant account fees	20,668.74
Payroll expenses	
Contract Labor	4,012.45
Design	838.03
Photography	1,150.00
Total Contract Labor	**6,000.48**
Payroll Fees	1,328.18
Payroll Wages	118,253.41
Employee Bonus	750.00
Total Payroll Wages	**119,003.41**

Sproul Ventures

Profit and Loss

January - December 2022

	TOTAL
Total Payroll expenses	**126,332.07**
Repair and Maintenance	9,013.82
Software	
Software & apps	1,475.42
Software - POS	3,181.76
Software - Sale Tax Processing	265.55
Total Software	**4,922.73**
Supplies & materials	
Operating Equipment	1,840.33
Operating Supplies	17,316.53
Total Supplies & materials	**19,156.86**
Taxes paid	520.00
Licenses and Permits	775.00
Payroll Taxes	46,183.15
Total Taxes paid	**47,478.15**
Travel	
Airfare	-81.55
Employee Travel Expense	633.57
Hotels	2,496.12
Taxis or shared rides	203.31
Total Travel	**3,251.45**
Uniforms	1,370.44
Utilities	
Disposal & waste fees	135.00
Electricity	13,988.36
Internet & TV services	1,717.73
Water & sewer	166.99
Total Utilities	**16,008.08**
Website	1,338.00
Total Operating Expenses	**295,205.64**
Total Expenses	**$359,063.19**
NET OPERATING INCOME	$22,182.38
Other Expenses	
Amortization	1,500.00
Depreciation	22,677.00
Exchange	0.00
Total Other Expenses	**$24,177.00**
NET OTHER INCOME	$ -24,177.00
NET INCOME	$ -1,994.62

Sproul Ventures

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BOA Checking -3001 - 1	46,320.19
Cash Clearing	10,947.91
Payroll clearing	0.00
Uncleared payroll checks	-741.58
Total Payroll clearing	**-741.58**
Total Bank Accounts	**$56,526.52**
Other Current Assets	
Inventory	
Inventory - Food	4,011.55
Inventory - NA Bev	199.33
Inventory - Paper	495.21
Total Inventory	**4,706.09**
Third Party Clearing	
DoorDash	3,976.14
Slice	208.86
UberEats	0.38
Total Third Party Clearing	**4,185.38**
Total Other Current Assets	**$8,891.47**
Total Current Assets	**$65,417.99**
Fixed Assets	
Intangible Assets	
Goodwill	30,000.00
Accum Amort - Goodwill	-1,500.00
Total Goodwill	**28,500.00**
Total Intangible Assets	**28,500.00**
Tangible Property	
Computer Hardware	1,208.85
Accum Depr - Computer Equipment	-242.00
Total Computer Hardware	**966.85**
Exterior Signage	1,763.75
Accum Depr - Signage	-88.00
Total Exterior Signage	**1,675.75**
Leasehold Improvements	44,266.64
Accum Depreciation - LI	-293.00

Sproul Ventures

Balance Sheet

As of December 31, 2022

	TOTAL
Total Leasehold Improvements	**43,973.64**
Restaurant Equipment	
Accum Depreciation Equip	-22,054.00
Appliances and Equipment	98,215.00
Pizza Ovens	56,107.00
Total Appliances and Equipment	**154,322.00**
Total Restaurant Equipment	**132,268.00**
Total Tangible Property	**178,884.24**
Total Fixed Assets	**$207,384.24**
TOTAL ASSETS	**$272,802.23**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	49,716.00
Total Accounts Payable	**$49,716.00**
Credit Cards	
Travel Rewards Visa Signature - 4475 - 3	-73.53
Total Credit Cards	**$ -73.53**
Other Current Liabilities	
Customer prepayments	
Gift Card Liability	3,371.50
Total Customer prepayments	**3,371.50**
Sales Tax Payable	1,019.20
Short-term business loans	0.00
Credit Key	
NP Credit Key #1	996.76
NP Credit Key #2	16,399.55
Total Credit Key	**17,396.31**
Headway Capital	13,724.28
Weymouth Point	15,000.00
Total Short-term business loans	**46,120.59**
Tips Payable	328.46
Total Other Current Liabilities	**$50,839.75**
Total Current Liabilities	**$100,482.22**

Sproul Ventures

Balance Sheet

As of December 31, 2022

	TOTAL
Long-Term Liabilities	
Long-term business loans	
NP Click Lease #1	7,922.92
NP Click Lease #2	9,886.45
Total Long-term business loans	**17,809.37**
Total Long-Term Liabilities	**$17,809.37**
Total Liabilities	**$118,291.59**
Equity	
Bryce Anderson Equity	87,500.00
Retained Earnings	
Sean Ryan Equity	37,500.00
Distributions - Sean	-1,337.44
Total Sean Ryan Equity	**36,162.56**
Troy Sproul Equity	70,781.00
Distributions - Troy	-37,938.30
Total Troy Sproul Equity	**32,842.70**
Net Income	-1,994.62
Total Equity	**$154,510.64**
TOTAL LIABILITIES AND EQUITY	**$272,802.23**

Sproul Ventures

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,994.62
Adjustments to reconcile Net Income to Net Cash provided by operations:	
House Accounts	0.00
Inventory:Inventory - Food	-4,011.55
Inventory:Inventory - NA Bev	-199.33
Inventory:Inventory - Paper	-495.21
Third Party Clearing:DoorDash	-3,976.14
Third Party Clearing:Slice	-208.86
Third Party Clearing:UberEats	-0.38
Intangible Assets:Goodwill:Accum Amort - Goodwill	1,500.00
Tangible Property:Computer Hardware:Accum Depr - Computer Equipment	242.00
Tangible Property:Exterior Signage:Accum Depr - Signage	88.00
Tangible Property:Leasehold Improvements:Accum Depreciation - LI	293.00
Accounts Payable (A/P)	49,716.00
Travel Rewards Visa Signature - 4475 - 3	-73.53
Customer prepayments:Charity Payable	0.00
Customer prepayments:Gift Card Liability	3,371.50
Prepaid Orders	0.00
Sales Tax Payable	1,019.20
Short-term business loans	0.00
Short-term business loans:Bob Hennessee	0.00
Short-term business loans:Credit Key:NP Credit Key #1	996.76
Short-term business loans:Credit Key:NP Credit Key #2	16,399.55
Short-term business loans:Headway Capital	13,724.28
Short-term business loans:Weymouth Point	15,000.00
Tips Payable	328.46
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**93,713.75**
Net cash provided by operating activities	**$91,719.13**
INVESTING ACTIVITIES	
Intangible Assets:Goodwill	-30,000.00
Purchase of Royal Pizza	0.00
Tangible Property:Computer Hardware	-1,208.85
Tangible Property:Exterior Signage	-1,763.75
Tangible Property:Leasehold Improvements	-44,266.64
Tangible Property:Restaurant Equipment:Accum Depreciation Equip	22,054.00
Tangible Property:Restaurant Equipment:Appliances and Equipment	-98,215.00
Tangible Property:Restaurant Equipment:Appliances and Equipment:Pizza Ovens	-56,107.00
Net cash provided by investing activities	**$ -209,507.24**
FINANCING ACTIVITIES	
Long-term business loans:NP Click Lease #1	7,922.92
Long-term business loans:NP Click Lease #2	9,886.45
Bryce Anderson Equity	87,500.00
Sean Ryan Equity	37,500.00

	TOTAL
Sean Ryan Equity:Distributions - Sean	-1,337.44
Troy Sproul Equity	70,781.00
Troy Sproul Equity:Distributions - Troy	-37,938.30
Net cash provided by financing activities	**$174,314.63**
NET CASH INCREASE FOR PERIOD	$56,526.52
CASH AT END OF PERIOD	$56,526.52